Exhibit 11 - Calculation of Earnings per Share

	Three Months Ended
(In thousands, except per share amounts)	March 31, 2002	April 1, 2001

Basic Earnings per Share:

Net Income	$12,871	$12,753

Weighted average shares outstanding	21,361	22,807

Basic earnings per share	$0.60	$0.56

Diluted Earnings per Share:

Net Income	$12,871	$12,753

Weighted average shares outstanding	21,361	22,807
Dilutive effect of outstanding common stock options	181	94
Diluted weighted average shares outstanding	21,542	22,901
Diluted earnings per share	$0.60	$0.56